PEARSON

1 April 2005



PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
18 March – Record advertising revenue and reach for FT's budget specials
22 March – Steve Dowling's presentation to Goldman Sachs

Pearson plc 2004 Report & Accounts
Notice of Annual General Meeting
Proxy Form

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones.

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9



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18 March 2005

Record Advertising Revenue and Reach for FT's Budget Specials

Ad revenues for Budget campaigns are highest in FT history

18 March 2005: The Financial Times saw record levels of reach amongst readers for its special print and online Budget coverage this week*, as well as attracting record advertising revenue for its free Budget Briefing tabloid and Budget Special.

FT.com saw a rise of 10% in traffic levels on the day of the Budget, featuring a special ticker sponsored by Oracle. Oracle also sponsored 40,000 copies of the FT's Budget Special newspaper on Thursday 17th March, which were distributed at 5 star hotels in key cities throughout the UK, in the first class carriages of Eurostar trains, the business class cabins of European airlines such as BMI, Lufthansa and Air France and at London's City airport.

For the first time, the FT published the Budget Briefing - a special full colour free tabloid evening special on the day of the Budget, Wednesday 16th March. It was also the first time the FT had been delivered by motorbikes and 'Smart' cars. Distributed free of charge to 70,000 Londoners at commuter points around the City, the Budget Briefing supplement contained the highlights of the Chancellor's speech and a brief digest of the main news stories. The aim was to provide instant reaction to the Budget, but also to promote the FT's special coverage on the following day and in the Weekend FT. The Budget Briefing edition carried colour advertising from Lexus, London Business School, EBS and Bank of Scotland.

The FT's Budget Special, on the day following the Budget - Thursday 17th March - is traditionally the FT's biggest selling edition. The advertising revenue was at an all time high, with campaigns from Lexus, HSBC, Fidelity Investments, Malaysia Airlines, London Business School, Adobe and Nokia. Total advertising revenue from the FT's combined print and online Budget specials in the UK exceeded £528,000, which is the highest in the FT's history.

Michael Rzesnitzek, Managing Director, EMEA, said: "The Budget has been a fantastic commercial success: it was our biggest ever Budget issue, the first time we've produced an evening tabloid and the most amount of revenue generated from Budget day. I'm delighted to say it is a great example of a real team effort and recognition that our integrated print and online approach yields fantastic results. We have a lot to be proud of."

Andrew Gowers, Editor, said: "This year's Budget has brought us into new editorial territory. The fact that we can publish a special evening tabloid edition and follow it up the next day with the in-depth comment and analysis you'd expect from the FT is testament to the success of the online operation, and the seamless way our journalists work across print and online media."

*Estimation on the basis of unaudited internal figures

Further information

Katy Hemmings, Financial Times, 020 7873 3811 or katy.hemmings@ft.com

About the Financial Times

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.6 million unique monthly visitors, generating 58.2 million page views with over 76,000 subscribers. FT.com broke even in Dec 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In Feb 2000, the FT launched a German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an

online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media.
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.


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- Company press offices
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22 March 2005

Steve Dowling's presentation to Goldman Sachs

on March 22 Steve Dowling, President of Pearson School Companies, presented to the Goldman Sachs Educational Publishing Mini-Conference.

Click here to download the powerpoint version of his presentation (433kb)

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